SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16 of the
Securities Exchange Act of 1934

For the month of July, 2005

Commission File Number 001-14489

TELE CENTRO OESTE CELULAR PARTICIPAÇÕES S.A.
(Exact name of registrant as specified in its charter)

Tele Centro Oeste Celular Participações Holding Company
(Translation of Registrant's name into English)

SCS - Quadra 2, Bloco C, Edifício Anexo-Telebrasília Celular
-7° Andar, Brasília, D.F.
Federative Republic of Brazil
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ___X___ Form 40-F _______

 Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes _______ No ___X____

TELE CENTRO OESTE CELULAR PARTICIPAÇÕES S.A. CNPJ/MF 02.558.132/0001-69 NIRE 533 0000580 0 Publicly-held Company, with Authorized Capital

MINUTES OF THE REGULAR MEETING OF THE BOARD OF DIRECTORS HELD ON JULY 01, 2005

1. DATE, TIME AND PLACE: July 01, 2005, at 10:00 a.m., exceptionally on Av. Roque Petroni Junior, 1464, 6º andar, Morumbi, São Paulo - SP, in accordance with the Company's bylaws.

2. CHAIRMANSHIP OF THE MEETING: Felix Pablo Ivorra Cano – Chairman; Breno Rodrigo Pacheco de Oliveira - Secretary.

3. INSTATEMENT: The meeting was convened with the attendance of the undersigned Directors, representing a quorum under the terms of the Company's Bylaws .

4.  AGENDA AND RESOLUTION:

4.1. Approval of the substitution of the present Chief Executive Officer , Mr. Francisco José Azevedo Padinha , elected at the Meeting of the Board of Directors of October 01, 2004; the directors elected for the position of Chief Executive Officer Mr. Roberto Oliveira de Lima , Brazilian, married, business manager, holder of identity card nº 4.455.053-4, SSP/SP, enrolled with the CPF/MF under nº 860.196.518-00, residing and domiciled in the Capital of São Paulo State, with business address at Av. Roque Petroni Júnior 1464, 6º andar, lado A, Morumbi, São Paulo - SP. It is hereby recorded that the director elected herein shall occupy the office until the first Meeting of the Board of Directors to be held after the 2006 Annual Meeting of Shareholders and that he declares not to have been charged of any of the crimes provided by Law which might prevent him from exercising business activities.

4.2. Nomination : the directors nominate the below identified officer, who shall be elected and take office as soon as his Permanent Resident Visa has been obtained with the Labor Ministry, for the office of Executive Vice-President for Finance, Planning and Control , who shall also exercise the duties of Investor Relations Officer , as provided for in letter "g" of item III of article 23 of the Company's Bylaws: Mr. Ernesto Daniel Gardelliano, Argentine, married, public accountant, holder of Argentine passport nº 14762477N, valid until February 24, 2009, enrolled with the CPF/MF under nº 059.895.887-80, domiciled in the Capital of São Paulo State, with business address at Av. Roque Petroni Júnior 1464, 6º andar, lado A, Morumbi, São Paulo - SP. Until the Permanent Resident Visa of the Executive Officer nominated herein has not been homologated or until the expiration of the current term of office, Mr. Arcádio Luís Martínez García , Spanish, married, economist, holder of Foreigner's Registration Card – RNE, nº V374049-9, enrolled with the CPF/MF under nº 058.876.937-11, residing and domiciled in the Capital of São Paulo State, with business address at Av. Roque Petroni Júnior nº 1464, Morumbi, São Paulo – SP, shall remain in the office he currently occupies and for which he was regularly elected at the Meeting of the Board of Directors held on February 16, 2005.

The Directors have caused their thanks to Mr. Francisco José Azevedo Padinha for his excellent and dedicated contribution to the Company to be duly recorded in the minutes.

5 . CLOSING OF THE MEETING : Since there was nothing else to be discussed, the meeting was adjourned, with these minutes having been drawn-up, which after read and approved were signed by the Directors attending the meeting and by the Secretary, being following transcribed in the proper book . Signatures : Felix Pablo Ivorra Cano – Chairman of the Meeting and Chairman of the Board of Directors; Fernando Xavier Ferreira; Shakhaf Wine – Directors; Ernesto Lopez Mozo; Ignácio Aller Mallo and Luis Miguel Gilpérez López – Directors represented by Mr. Felix Pablo Ivorra Cano; Zeinal Abedin Mohamed Bava; Luis Paulo Reis Cocco, Pedro Manuel Brandão Rodrigues and Carlos Manuel de L. e V. Cruz – Directors represented by Mr. Shakhaf Wine. Breno Rodrigo Pacheco de Oliveira – General Secretary.

I hereby certify that this is a faithful copy of the original minutes drawn-up in the Register of Minutes of the Board of Directors of the Company.

Breno Rodrigo Pacheco de Oliveira
General Secretary - OAB/RS nº 45.479

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: July 05, 2005

TELE CENTRO OESTE CELLULAR HOLDING COMPANY

By:	/S/ Arcadio Luis Martinez Garcia
Arcadio Luis Martinez Garcia Investor Relations Officer

FORWARD-LOOKING STATEMENTS

This press release may contain forward-looking statements. These statements are statements that are not historical facts, and are based on management's current view and estimates of future economic circumstances, industry conditions, company performance and financial results. The words "anticipates", "believes", "estimates", "expects", "plans" and similar expressions, as they relate to the company, are intended to identify forward-looking statements. Statements regarding the declaration or payment of dividends, the implementation of principal operating and financing strategies and capital expenditure plans, the direction of future operations and the factors or trends affecting financial condition, liquidity or results of operations are examples of forward-looking statements. Such statements reflect the current views of management and are subject to a number of risks and uncertainties. There is no guarantee that the expected events, trends or results will actually occur. The statements are based on many assumptions and factors, including general economic and market conditions, industry conditions, and operating factors. Any changes in such assumptions or factors could cause actual results to differ materially from current expectations.